MAIL STOP 3561

April 21, 2008

Mr. Roger K.W. Fan, Chief Executive Officer and
President
Sound Worldwide Holdings, Inc.
Superluck Industrial Centre
Flat K, 13/F (Phase 2)
57 Sha Tsui Road,
Tsuen Wan, N.T.
Hong Kong, China

Re: Sound Worldwide Holdings, Inc.
        Amendment No. 3 to Registration Statement on Form SB-2
        File No. 333-146986
        Filed on April 1, 2008

Dear Mr. Fan:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide a currently dated consent in any amendment and ensure the
    financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

Summary Financial Information, page 6

2. It appears that the Net Earnings (Loss) Per Share of Common Stock for the fiscal year ended March 31, 2007 and March 31, 2006 are inconsistent with the Earnings per share, basic and diluted presented in the audited Consolidated Statements of Operations for March 31, 2007 on F-5. Please clarify and revise.

Unaudited Interim Financial Statements for the Nine Months Ended December 31, 2007

General

3. We note that you have removed the review report for the interim financial statements for the three and nine months ended December 31, 2007. Based on this it appears that exhibit 15.1 and the reference to the review report dated March 3, 2008 for the financial statements for the period ended December 31, 2007 in exhibit 23.1 would not be applicable. Please advise or revise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Virginia K. Sourlis, Esq.
        Fax: (732) 530-9008